UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

Macrocure Ltd., or the Company, hereby reports that on March 10, 2016, the United States District Court for the District of Maryland, or the U.S. District Court, dismissed the action brought against the Company by Cognate Bioservices, Inc., or Cognate, and other plaintiffs in that court. As reported previously, in March 2015, Cognate and additional plaintiffs had added the Company as a defendant in a case in the U.S. District Court that they had brought against the Company’s former employee for, among other things, misappropriation of trade secrets. Cognate’s amended complaint had alleged, among other claims, that the Company had violated the Computer Fraud and Abuse Act and had misappropriated products and trade secrets of Cognate.

In its ruling, the U.S. District Court granted the Company’s Rule 12 res judicata motion, and converted its decision to a summary judgment determination, and dismissed Cognate’s entire case against the Company and all other defendants.  Cognate has indicated (in its briefs filed in a related Israeli proceeding described below) that it will be appealing the court’s decision to a court of appeals in the United States within the period provided for such appeal.

In light of the foregoing dismissal in the U.S. District Court, the Company has filed a motion for dismissal of the ongoing, related proceeding that had been brought against it in the Israeli Magistrate Court of Rishon Lezion, in which the U.S. District Court had requested that evidence be collected from the Company based on the Hague Convention on the Taking of Evidence Abroad in Civil or Commercial Matters (March 18, 1970). Cognate will have the opportunity to reply to the Company’s dismissal motion. In parallel, Cognate has requested from the Israeli District Court (where the Company’s motion for leave to appeal on one matter decided by the Israeli Magistrate Court is pending) that the proceeding in the Israeli District Court be suspended for 30 days in light of its intended appeal of the dismissal in the U.S. District Court.

The Company intends to provide further updates as further material decisions are reached in the U.S. and/or Israeli proceedings on this matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: March 16, 2016	By:	/s/ Shai Lankry
Name: Shai Lankry
Title: Chief Financial Officer